Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

November 23, 2020

TEN LTD REPORTS PROFITS FOR THE NINE MONTHS AND THIRD

QUARTER ENDED SEPTEMBER 30, 2020 AND ANNOUNCES COMMON

STOCK DIVIDEND OF $0.125 PER SHARE

130% increase of operating income y-o-y

Full-year common stock dividend totals $0.50 per share

New acquisitions to add a minimum of $200 million in TCE revenues

High utilization levels despite global pandemic

TEN’s crew health and safety remains a priority

Athens, Greece – November 23, 2020 -TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter and nine months ended September 30, 2020.

NINE MONTHS 2020 SUMMARY RESULTS

TEN generated a net income of $70.6 million in the nine months ended September 30, 2020, before second-quarter 2020 reported non-cash charges of $16.5 million, compared to $2.0 million for the same nine-month period in 2019.

Gross revenues amounted to $512.5 million, a $90.4 million, or 21.4%, increase over the 2019 equivalent nine-month period, despite three vessels undergoing dry-docking for survey and upgrading purposes.

Adjusted EBITDA for the nine months ended September 30, 2020 increased to $234.1 million, $67.0 million higher from the same period in 2019.

Operating income, before non-cash items, totaled $133.3 million, a 130% increase from the 2019 equivalent nine-month period.

The average daily time charter equivalent (TCE) rate per vessel of the fleet increased by 27.4% to reach $25,351.

Visit our company website at: http://www.tenn.gr

Fleet utilization for the first nine months of the year at a still strong 95.2% after increased dry-dockings and pandemic related operational obstacles.

On September 30, 2020, total cash reserves stood at $236.5 million.

Six tankers with an average age of 14.7 years were sold in the first half of 2020 generating about $37.5 million free cash after repaying nearly $61.0 million of related debt. Additionally, during the year, the Company has taken delivery of four environmentally friendly state of the art vessels, two suezmaxes and two aframaxes on minimum five-year contracts to an oil major with expected TCE-basis revenues of about $200 million. These transactions resulted in the reduction of the fleet’s average age by about three years and further enhanced its modern profile.

Vessel operating expenses were at $133.4 million, just under the operating expenses in the 2019 nine-month period with the same average number of vessels.

Average daily operating expenses per vessel in the 2020 first nine months also remained at a relatively stable level of $7,757.

Total finance costs remained steady at $61.0 million, almost exactly the level of the 2019 nine-month period, of which bank loan interest amounted to $35.4 million. A reduction of $18.5 million due to lower average outstanding debt, lower market interest rates and lower average margins in this nine-month period.

Total debt outstanding as of September 30, 2020 stood at $1.504 billion.

Q3 2020 SUMMARY RESULTS

In what is the seasonally slowest quarter, TEN’s net income for the three-month period that ended on September 30, 2020 reached $1.4 million compared to a net loss of $9.5 million in the same quarter of 2019. An $11.0 million positive turnaround.

Gross revenue generated by TEN’s vessels amounted to $142.8 million, 9% more than in the 2019 third quarter resulting to an EBITDA of $48.1 million.

Despite the additional pressure created by the global slow-down in demand due to the pandemic and the inevitable draw-down of global inventories, operating income increased by 29% from the 2019 third quarter to reach $15.1 million.

Average daily TCE rates per vessel increased to $20,451, compared to an average daily TCE per vessel of $18,837 in the 2019 third quarter.

Operating expenses of about $45.2 million were similar to those of the 2019 third quarter. Average daily opex per vessel at $7,927 increased modestly, due partly to a weakness in the US dollar, necessary dry-docking expenses and effects of the pandemic.

Finance and interest costs fell 39% to $13.5 million, due to a reduction in average debt outstanding between the two respective third quarters and a decrease in margins payable on several loans.

Visit our company website at: http://www.tenn.gr

DIVIDEND – COMMON SHARES

The Company will pay a dividend of $0.1250 per common share on December 22, 2020 to shareholders of record as of December 16, 2020 bringing the total payments to holders of the common stock for 2020 to $0.50 per share on a reverse-split adjusted basis.

OTHER

Following the full redemption of the $50 million Series B Preferred shares in July 2019, at the end of October 2020 TEN also repaid, at par, its 8.875% $50 million Series C Preferred Shares and reduced its total preferred shares by $100 million.

Since the commencement of the TEN’s share buyback program in May 2020, the Company has acquired approximately $10 million worth of common shares representing over 5% of the total (reverse-split adjusted) shares outstanding.

CORPORATE STRATEGY & OUTLOOK

As the rollercoaster year 2020 approaches to a close, a light glimmers at the end of the tunnel in the form of a vaccine that hopefully cures all.

In the meantime, TEN continues its steady course through these turbulent times.

The strong market at the start of the year gave us the opportunity to charter-out at accretive rates a number of our vessels operating in spot trades. At the same time, we sold six tankers with an average age of 14.7 years and replaced them with four brand new, purposely-built eco-designed vessels with solid long-term employment which will add $200 million, over 5 years, in TCE-basis revenues.

Concurrently, we took the opportunity of the distressed newbuilding prices to order two specialized vessels, one DP2 shuttle tanker and one LNG carrier, today both with long-term charter contracts.

Additionally, we have continued the reduction of our preferred securities and bank debt, whilst maintaining our uninterrupted dividend policy and strong cash reserves.

Looking forward, a normalization of the pandemic should revitalize world trade and materially increase oil demand, resulting in a stronger freight market. The historically low supply of tonnage currently in existence should assist in boosting rates and asset values significantly, providing better opportunities to divest our first-generation vessels and enhance profitability further.

In the meantime, we spare no effort in securing the well-being of our seafarers and thank them for their heroic efforts in maintaining our flawless operations and high utilization record in this unprecedented challenging environment.

We wish you all a SAFE Thanksgiving and better days ahead.

Visit our company website at: http://www.tenn.gr

CONFERENCE CALL

As previously announced, today, Monday, November 23, 2020 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond that which is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 553 9962 (US Toll Free Dial In), 0808 238 0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Tsakos” to the operator.

A telephonic replay of the conference call will be available until Monday, November 30, 2020 by dialing 1 866 331 1332 (US Toll Free Dial In), 0808 238 0667 (UK Toll Free Dial In) or +44 (0)3333 00 9785 (Standard International Dial In). Access Code: 90295809#

SIMULTANEOUS SLIDES AND AUDIO WEBCAST:

There will also be a simultaneous live, and then archived, slides webcast of the conference call, available through TEN’s website (www.tenn.gr). The slides webcast will also provide details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TEN

TEN, founded in 1993 and celebrating this year 27 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 68 double-hull vessels, including one LNG carrier and one suezmax DP2 shuttle tanker under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totalling 7.6 million dwt.

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

		Three months ended September 30 (unaudited)		Nine months ended September 30 (unaudited)
STATEMENT OF OPERATIONS DATA		2020	2019	2020	2019
Voyage revenues		$142,834	$131,002	$512,503	$422,066

Voyage expenses		37,242	30,132	105,363	96,888
Charter hire expense		5,471	2,728	16,033	8,094
Vessel operating expenses		45,246	44,766	133,440	134,163
Depreciation and amortization		33,144	34,522	102,477	104,065
General and administrative expenses		6,591	7,143	21,859	20,375
Loss on sale of vessels		—	—	3,050	—
Impairment charges		—	—	13,450	—

Total expenses		127,694	119,291	395,672	363,585

Operating income		15,140	11,711	116,831	58,481

Interest and finance costs, net		(13,485)	(22,133)	(60,958)	(60,988)
Interest income		28	690	538	3,238
Other, net		(140)	(3)	377	(34)

Total other expenses, net		(13,597)	(21,446)	(60,043)	(57,784)

Net income (loss)		1,543	(9,735)	56,788	697

Less: Net (income) loss attributable to the noncontrolling interest		(123)	206	(2,668)	1,312

Net income (loss) attributable to Tsakos Energy Navigation Limited		$1,420	$(9,529)	$54,120	$2,009

Effect of preferred dividends		(9,204)	(10,204)	(28,268)	(30,613)
Undistributed income to Series G participants		—	—	(1,370)	—
Deemed dividend on Series B preferred shares		—	—	—	(2,750)
Deemed dividend on Series C preferred shares		(2,493)	—	(2,493)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, basic		$(10,277)	$(19,733)	$21,989	$(31,354)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, diluted		$(10,277)	$(19,733)	$24,013	$(31,354)

Earnings (Loss) per share, basic		$(0.55)	$(1.11)	$1.16	$(1.78)
Earnings (Loss) per share, diluted		$(0.55)	$(1.11)	$1.16	$(1.78)

Weighted average number of common shares, basic		18,605,661	17,825,746	18,937,444	17,633,473

Weighted average number of common shares, diluted		18,605,661	17,825,746	20,681,143	17,633,473

BALANCE SHEET DATA		September 30 2020	December 31 2019
Cash		236,493	197,770
Other assets		290,639	261,607
Vessels, net		2,574,077	2,633,251
Advances for vessels under construction		77,493	61,475

Total assets		$3,178,702	$3,154,103

Debt, net of deferred finance costs		1,495,003	1,534,296
Other liabilities		262,897	147,488
Stockholders' equity		1,420,802	1,472,319

Total liabilities and stockholders' equity		$3,178,702	$3,154,103

OTHER FINANCIAL DATA		Three months ended September 30		Nine months ended September 30
		2020	2019	2020	2019
Net cash from operating activities		$45,098	$36,769	$187,179	$121,373
Net cash used in investing activities		$(86,375)	$(27,453)	$(70,274)	$(60,297)
Net cash provided by (used in) financing activities		$21,217	$(24,898)	$(78,183)	$(104,598)

TCE per ship per day		$20,451	$18,837	$25,351	$19,900

Operating expenses per ship per day		$7,927	$7,603	$7,757	$7,679
Vessel overhead costs per ship per day		$1,117	$1,213	$1,232	$1,166

		9,044	8,816	8,989	8,845

FLEET DATA
Average number of vessels during period		64.1	64.0	64.8	64.0
Number of vessels at end of period		65.0	64.0	65.0	64.0
Average age of fleet at end of period	Years	9.2	9.0	9.2	9.0
Dwt at end of period (in thousands)		7,119	6,936	7,119	6,936

Time charter employment—fixed rate	Days	2,030	2,425	6,953	7,090
Time charter employment—variable rate	Days	1,225	1,589	4,448	4,817
Period employment (coa) at market rates	Days	58	177	234	630
Spot voyage employment at market rates	Days	2,171	1,289	5,261	4,143

Total operating days		5,484	5,480	16,896	16,680
Total available days		5,898	5,888	17,749	17,472
Utilization		93.0%	93.1%	95.2%	95.5%

Non-GAAP Measures Reconciliation of Net income (loss) to Adjusted EBITDA

		Three months ended September 30		Nine months ended September 30
		2020	2019	2020	2019
Net income (loss) attributable to Tsakos Energy Navigation Limited		1,420	(9,529)	54,120	2,009
Depreciation and amortization		33,144	34,522	102,477	104,065
Interest Expense		13,485	22,133	60,958	60,988
Loss on sale of vessels		—	—	3,050	—
Impairment charges		—	—	13,450	—

Adjusted EBITDA		$48,049	$47,126	$234,055	$167,062

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 226 days lost for the third quarter and 618 days for the nine-month of 2020 and 125 days for the prior year quarter of 2019 and 339 days for the nine-month of 2019, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. The Company does not incur corporation tax.